UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 001-39454

NOTIFICATION OF LATE FILING	CUSIP Number G23726 105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Cohn Robbins Holdings Corp.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	1000 N. West Street, Suite 1200

City, State and Zip Code:	Wilmington, DE 19801

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cohn Robbins Holdings Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Form 10-Q”) and is filing this Notification of Late Filing on Form 12b-25 with respect to the Form 10-Q. The Form 10-Q could not be filed within the prescribed time period because the Company requires additional time to finalize its financial statements and other disclosures to be included in such Quarterly Report on Form 10-Q, and for the auditors to be able to complete their quarterly review. The Company anticipates that it will file the Form 10-Q as soon as it is practicable.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Clifton S. Robbins	(302)	295-4937
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Cohn Robbins Holdings Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Cohn Robbins Holdings Corp.

By:	/s/ Clifton S. Robbins
Clifton S. Robbins
Co-Chairman

Date: November 10, 2022

3